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                                 EXHIBIT NO. 1

                     RITCHIE BROS. AUCTIONEERS INCORPORATED

          ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 1998

                                  MAY 20, 1999

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                              9200 BRIDGEPORT ROAD
                           RICHMOND, BRITISH COLUMBIA
                                 CANADA V6X 1S1
                                 (604) 273-7564
                               WWW.RBAUCTION.COM

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                               TABLE OF CONTENTS

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                                                              PAGE
                                                              ----
Definitions.................................................   1-3
The Company.................................................   1-4
  Overview..................................................   1-4
  History and Development of the Business...................   1-5
  Industry..................................................   1-6
  Competitive Advantages....................................   1-7
  Growth Strategies.........................................   1-8
  Operations................................................   1-9
  Marketing and Sales.......................................  1-12
  Competition...............................................  1-12
  Facilities................................................  1-13
  Employees.................................................  1-14
  Governmental and Environmental Regulations................  1-14
  Legal Proceedings.........................................  1-14
Selected Consolidated Financial Information.................  1-15
  Five Year Summary.........................................  1-15
  Segmented Information.....................................  1-16
  Quarterly Summary.........................................  1-17
Dividend Policy.............................................  1-17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  1-18
  Overview..................................................  1-18
  Results of Operations.....................................  1-20
  Liquidity and Capital Resources...........................  1-21
  Year 2000 Compliance......................................  1-22
  Forward-Looking Statements................................  1-22
Market for Securities.......................................  1-23
Directors and Officers......................................  1-23
Additional Information......................................  1-25
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                                  DEFINITIONS

     Unless the context otherwise requires, "Ritchie Bros." or the "Company" refers to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in U.S.
Dollars. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31.

     As used in this Annual Information Form,

     - "auction revenues" include commissions earned from consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal;

     - "bidder" refers to a person or company that registers to bid at an auction;

     - "buyer" refers to a person or company that makes the highest bid on a particular lot and is therefore the purchaser of that lot;

     - "Common Shares" means the common shares without par value of the Company;

     - "consignor" refers to a person or company that is selling a lot or lots at an auction;

     - "Forke" refers to Forke, Inc. and its predecessor entities, either alone or together with its subsidiaries;

     - "gross auction sales" represent the aggregate selling prices of all lots sold at an auction or auctions; and

     -  "lot" refers to an item being sold at auction.

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                                  THE COMPANY

     Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. The registered office of the Company is located at 1300 - 777 Dunsmuir Street, Vancouver,
British Columbia, Canada V7Y 1K2. The Company's executive office is located at
9200 Bridgeport Road, Richmond, British Columbia, Canada V6X 1S1 and its telephone number is (604) 273-7564. The Company maintains a website at www.rbauction.com.

     The following diagram illustrates the primary intercorporate relationships of the Company and its principal operating subsidiaries:
                         [Intercorporate Relationships]
---------------

Notes:

1. Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2. Ritchie Bros. Holdings Inc. is a corporation amalgamated under the laws of the state of Washington, U.S.A.

3. Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4. Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5. Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6. Ritchie Bros. Auctioneers Limited is a corporation incorporated under the laws of Cyprus.

7. Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

8. Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

OVERVIEW

     Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through more than 50 locations throughout North America, Europe, Asia, Australia and the Middle East. The Company sells, through public auctions, a broad range of used industrial equipment, including equipment used in the construction, transportation, mining, forestry, petroleum and agricultural industries. In its 36 years of operation, Ritchie Bros. has auctioned over $8.5 billion worth of equipment in over 1,750 auctions in 16 countries. In 1998, the Company sold over $1 billion worth of industrial equipment.

     Ritchie Bros. conducts its auctions on an unreserved basis. There are no minimum prices and consignors are not permitted to bid on their own equipment or in any way artificially affect selling prices. Every item is sold to the highest bidder on the day of the auction.

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     The Company's worldwide marketing efforts and reputation for conducting fair auctions, together with the fact that it does not charge buyers' premiums, enable Ritchie Bros. to attract a broad international base of customers to its auctions, thereby providing a global marketplace that can transcend local market conditions. Management believes that the Company's reputation and leading market position, as well as the breadth and international composition of the customers at Ritchie Bros.' auctions, result in a greater volume of consigned equipment and higher gross auction sales than in other auction venues.

     Ritchie Bros.' auction business has experienced significant growth over the last five years. During that period, the Company's gross auction sales have grown from $567.5 million in its fiscal year ended April 30, 1994 to $1,087.8 million in its fiscal year ended December 31, 1998, representing a compound annual growth rate of 14.9%. During the same period, the Company's annual auction revenues have grown from $50.1 million to $94.9 million, representing a compound annual growth rate of 14.7%.

HISTORY AND DEVELOPMENT OF THE BUSINESS

     Ritchie Bros. held its first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. The success of this auction prompted Ken, John and Dave Ritchie to focus their attention on industrial auctions. While the Company's early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960s.

     By 1970, the Company had established operations in the U.S. and held its first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, additional auctions were held across Canada and in an increasing number of American states.
In 1987, the Company held its first European auctions, in Liverpool and Rotterdam. Ritchie Bros.' first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in Hong Kong, Japan, the Philippines and Thailand. The Company held its first Mexican auction in 1995 and its first Middle Eastern auction, in Dubai, in 1997. By the end of 1998, Ritchie
Bros. had conducted over 1,750 auctions in 16 countries.

     In 1994, Ritchie Bros. introduced its prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by equipment auctioneers. The Company has since constructed similar buildings in various locations in Canada, the U.S., Europe and Australia.

     The Company has always used available technologies to augment its live auctions and enhance customer service. Ritchie Bros. maintains a website at and has been active on the internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to communicate with international customers who otherwise would not have timely access to auction information. The
Company's current website provides customers with a wide range of features in multiple languages, giving customers current information about the equipment consigned to Ritchie Bros. auctions. The site also facilitates internet-based absentee bidding, on-line consignments and the ability to broadcast live auctions.

     In March 1998, Ritchie Bros. completed its initial public offering (the
"IPO") of Common Shares, selling 3,335,000 Common Shares at $17.00 per share.
The Company allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Ritchie Bros.' Common Shares trade on the New York Stock Exchange under the ticker symbol "RBA."

     On April 1, 1999, Ritchie Bros. completed the acquisition (the "Forke
Acquisition") of the industrial auction business of Forke, a major auctioneer of industrial equipment that operated primarily in the United States. Consideration paid to Forke consisted of $25.0 million in cash, 100,000 Common Shares and warrants to acquire 400,000 Common Shares prior to April 1, 2001 at an exercise price of $26.69 per share. In related transactions, Ritchie Bros. has acquired an office building in Nebraska and has agreed to acquire land, buildings and other tangible assets, subject to satisfactory completion of customary due diligence. The office building and these other assets are being acquired for a combined purchase price of $12.4 million. These potential acquisitions include permanent auction sites in Albuquerque, New Mexico; Statesville, North Carolina;
and Ocala, Florida. Assuming completion of these real property acquisitions, and after the planned

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opening of additional permanent auction sites in Rotterdam, The Netherlands
(which will replace an existing regional auction unit), Morris (near Chicago), Illinois and Perris (near Los Angeles), California, the Company expects to be operating 17 permanent auction sites and five regional auction units.

INDUSTRY

     Ritchie Bros. operates in the auction segment of the used equipment marketplace. Management believes that of the approximately $1 trillion of used industrial equipment in existence worldwide, an estimated $100 billion of used equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly or through dealers and brokers. The international used equipment market includes both mobile and stationary equipment, trucks and trailers produced by manufacturers such as Case, Caterpillar, Hitachi, Ingersoll Rand, John Deere,
Kenworth, Komatsu, Mack and Volvo for the construction, mining, forestry, petroleum, agriculture and transportation industries, among others. Examples of industrial equipment include crawler tractors, excavators, loader backhoes and wheel loaders. Much of the equipment can be used in multiple industries and in diverse geographic locations.

     Growing Market for Used Industrial Equipment. The international used industrial equipment market has experienced substantial growth in recent years as a result of the following factors:

     - An increasing, cumulative supply of used equipment, as a result of the substantial ongoing production of new industrial equipment by the major manufacturers.

     - Rising turnover rates among equipment owners and sales of idle or underutilized equipment, resulting from the increase in the size of rental fleets as well as the global trends toward outsourcing and reducing investment in capital assets.

     - Growing demand for used industrial equipment caused by increased infrastructure expenditures in emerging markets and worldwide economic growth.

     - Increasing preference of equipment users to purchase high quality used equipment instead of purchasing new equipment at a higher initial cost, particularly in times of economic uncertainty.

     Growth of the Auction Segment of the Used Industrial Equipment Market. The industrial equipment auction market has grown rapidly in recent years, as evidenced by the Company's own gross auction sales having more than doubled over the last six years. Management believes that auctions represent an increasingly important distribution channel for industrial equipment for the following reasons:

     - The ability of auctioneers to market a wide range of equipment and related assets and therefore offer a comprehensive service to buyers and sellers.

     - The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and to maximize proceeds.

     - The ability of auctioneers to deliver high net proceeds on the sale of equipment.

     - The convenience of the auction marketplace to buyers, who often want to purchase many different types of equipment produced by different manufacturers.

     - The increasing acceptance of the auction method of buying and selling all manner of goods, due in part to the recent high profile of internet auction companies.

     Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the used equipment market and the auction segment of that market, management believes that there are certain compelling characteristics of the industrial equipment auction business model:

     - The industrial equipment auction business is relatively insulated from cyclical economic trends. In many cases, economic fluctuations or downturns can lead to increased levels of used equipment for consignment, and in greater demand for used, rather than new, equipment.
        For example, Ritchie Bros.' gross auction sales increased during the economic recessions of the 1980's and 1990's.

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     -  Industrial equipment auctioneers typically are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in particular geographic regions. As a result, auction companies can respond quickly to changing market forces and address a variety of customer demands.

     - The industrial equipment auction business is not capital intensive and auction companies do not bear the risks associated with holding inventory over extended periods.

     - The industrial equipment auction industry is generally fragmented and Ritchie Bros. is the only participant that conducts auctions on a global scale.

     - Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

COMPETITIVE ADVANTAGES

     Ritchie Bros. has several key strengths that provide distinct competitive advantages. Management believes that these advantages have enabled the Company to attract an increasing number of consignors and bidders to its auctions, thereby achieving significant and profitable growth.

     Reputation for Conducting Only Unreserved Auctions. Management believes that the Company's highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to the Company's growth and success. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum prices; each and every item is sold to the highest bidder on the day of the auction. Each consignor is prohibited by contract from bidding on its own consigned items at the auction or in any way artificially affecting the auction result. In addition, the Company adheres to a policy prohibiting it from artificially affecting the auction result by bidding on any items being auctioned. Each bidder has confidence that if he or she makes the highest bid for an item, even if that bid is less than the item's anticipated sale price, the item will be sold to that bidder. Management believes that Ritchie Bros.'
reputation for conducting only unreserved auctions is a major reason why bidders are willing to travel to a Ritchie Bros. auction, making the Company's commitment to the unreserved auction method a significant competitive advantage.

     Ability to Transcend Local Market Conditions. Ritchie Bros. markets each auction to a global customer base of potential bidders. Because bidders are willing to travel between regions and countries in order to attend Ritchie
Bros.' auctions, consignors have confidence that they will receive the world market price for their equipment. Due to the Company's ability to attract a global bidding audience, the market conditions of the local region do not necessarily dictate the results of its auctions. Approximately 25% of Ritchie
Bros.' gross auction sales for its fiscal year ended December 31, 1998 represented purchases by bidders from countries outside of the country in which the auction was held. Depending on the location of the auction, buyers from outside the auction area may account for 50% or more of the gross auction sales at a Ritchie Bros. auction. Management believes that this breadth of participants generally enables Ritchie Bros. to transcend local market conditions and to sell equipment at world market prices.

     International Scope. Ritchie Bros. has substantial expertise in marketing, assembling and conducting auctions in new international markets. The Company has experience in currency exchange risk management, import and export regulatory issues, local political and economic issues, licensing and other regulatory requirements, and cultural and business traditions in the international markets in which it operates. Ritchie Bros. has conducted auctions in 16 countries and regularly holds auctions in North America, Europe, Asia, Australia and the Middle East.

     Proprietary Databases. Ritchie Bros. maintains sophisticated databases containing information on over one million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices, and updated listings of stolen equipment. These databases and the Company's centrally-controlled appraisal process gives the Company the confidence to offer consignors gross guarantee and outright purchase contracts and enables the Company to manage the risks associated with such contracts. Together with the Company's unique and comprehensive information regarding the flow of equipment coming to
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market, these databases give Ritchie Bros. the opportunity to identify market trends and develop marketing initiatives in response to those trends.

     The Company also maintains a proprietary customer information database containing information regarding potential bidders. This database contains detailed information on over 250,000 active customers from over 160 countries, including each customer's auction attendance, trade association memberships, buying and travel habits and sales tax and banking information. This database allows the Company to identify potential customers that might be interested in the equipment being sold at any particular auction.

     Size and Financial Resources. Ritchie Bros. is the largest company in the highly fragmented industrial equipment auction market. Based upon an industry source that reports sales by companies in the construction equipment segment of the industrial equipment auction market, the reported gross auction sales of Ritchie Bros. in 1998 in that segment exceeded the combined gross auction sales of the other 31 reported auctioneers (excluding Forke) and exceeded four times the gross auction sales of the next largest auctioneer (excluding Forke).
Although the Company is not relying on such industry source as an expert, the Company believes that the information provided is reliable. In addition to its strong market position, the Company also has the financial resources to offer gross guarantee and outright purchase contracts, invest in new technologies and expand into new markets. Management believes that these are significant competitive advantages.

     Dedicated and Experienced Workforce. Ritchie Bros.' dedicated and motivated employees are an important strength of the Company. Including the 42 former Forke staff members who have joined Ritchie Bros. in connection with the Forke Acquisition, the Company has 420 full-time employees. Of the Company's 188 sales and managerial employees, 55 have been with the Company (or Forke) for over 10 years and an additional 33 have been with the Company (or Forke) for over five years. All employees participate in a performance bonus plan tying their overall compensation to corporate and personal performance, and none are compensated on a commission basis. In addition, key employees have a substantial equity stake in the Company. With an average of 19 years of experience in the business, the 19 senior regional and head-office managers who comprise the Ritchie Bros. Management Advisory Committee offer unique expertise and commitment to the Company.

GROWTH STRATEGIES

     Ritchie Bros. intends to continue its growth primarily by moving into new areas in stages, committing to markets and regions that the Company has already explored, developed and in which the Company expects to be profitable.
Management has successfully implemented this conservative approach to growth for 36 years. Some of the key elements of Ritchie Bros.' growth strategy are highlighted below.

     Enhance Profitability through the Application of the Company's Growth
Model. At the core of Ritchie Bros' internal growth strategy is a five-stage approach for developing permanent auction sites. The first stage is to identify the home markets for buyers who travel to Ritchie Bros. auctions. Second, an auction is held at a temporary "off-site" location in that region with the intention of developing its consignor base in the area. Third, a modest local sales office is established and staffed with one or more territory managers.
These full-time Ritchie Bros. representatives are tasked with developing the territory, organizing more off-site auctions and sourcing equipment for other regions. Generally, the fourth stage, the development of a regional auction unit, is initiated only if management believes that a minimum of $25.0 million annual gross auction sales is achievable at the proposed site. During this stage, land and facilities are leased, additional personnel are deployed and auctions are held every three to six months.

     The decision to move to the final stage, the development of a permanent auction site, is usually based on anticipated annual gross auction sales of at least $40.0 million. At this final stage, Ritchie Bros. purchases land and constructs purpose-built facilities that include an auction theater, administrative offices and other conveniences which are generally not available at off-site and regional facilities. In addition to enhancing the Company's corporate profile in the region and drawing more buyers, permanent sites typically generate higher net income than locations at previous stages of development. At a permanent auction site, territory managers can concentrate on signing up equipment and servicing customers, instead of spending time connecting phone and power lines, arranging for temporary permits and other infrastructure related tasks. By establishing itself
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in its local markets and by holding frequent and regularly scheduled auctions at its permanent sites, the Company is able to enhance its profitability.

     The Company is currently proceeding with several specific projects, in each case developing a new permanent auction site as a replacement for a regional auction unit. In June 1999, the Company will be opening its new site in The
Netherlands. In the fall of 1999, the Company expects to open new sites in Morris (near Chicago), Illinois and Perris (near Los Angeles), California. In the first half of 2000, the Company expects to open a new site in Montreal, Quebec. The Company recently chose to not renew its lease for its regional auction unit in the Philippines and is currently in negotiations for an alternate site in a superior location that will enable Ritchie Bros. to better serve the Asian market.

     The Company's strategic focus is on following its model of internally generated growth rather than on pursuing acquisitions; however, it is willing to consider acquisition opportunities provided they fit with the Company's overall growth strategy.

     Expand into New Geographic Markets. The Company intends to continue the geographic expansion of its operations by (i) establishing additional auction operations in markets where it has developed a strong long-term presence, such as parts of the United States and Canada; (ii) increasing its presence in newer markets, such as Europe, Asia, Australia and the Middle East, where it has begun to develop significant business; and (iii) entering new markets such as South
America and Africa. Regions outside North America represent the majority of the global marketplace for used industrial equipment and management believes that these markets offer significant growth opportunities for Ritchie Bros. The success of the Company's auctions in diverse countries such as Australia, Germany, Hong Kong, Italy, Japan, Mexico, The Netherlands, The Philippines and the United Arab Emirates demonstrates the Company's ability to adapt its operations to, and successfully compete in, new international markets.
Management believes that the Company's experience and demonstrated success in developing new geographic markets, its established international base of customers and its reputation as the world's leading industrial equipment auctioneer will provide significant advantages to the Company in its efforts to expand into new territories.

     Expand into New Auction Market Segments. Ritchie Bros. will continue to assess possible opportunities to expand its presence in market segments that the Company has not historically emphasized. In particular, management believes that expansion opportunities exist in the agriculture and transportation segments of the used equipment market. Ritchie Bros. intends to leverage its expertise, infrastructure and reputation to generate additional business in these segments.
This lateral growth is a natural complement to the Company's traditional focus on construction equipment and will allow Ritchie Bros. to increase revenue from its existing permanent auction sites and regional auction units.

     Utilize New Technologies. Ritchie Bros. is committed to using new technologies to augment its live auctions, allowing customers to participate remotely if they are unable to attend the auctions in person. While the Company does not currently envision a migration of its business to a virtual internet-based auction model, it recognizes that technology can be used to enhance customer service. Ritchie Bros. maintains a website at www.rbauction.com and has been active on the internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to communicate with international customers who otherwise would not have timely access to information regarding upcoming auctions.

     The Company's current website was introduced in March 1999 and provides customers with a range of features in multiple languages including on-line auction brochures, on-line catalogs and an equipment search engine, giving customers a wide array of current information about the equipment consigned to Ritchie Bros. auctions. This site also offers internet-based absentee bidding, on-line consignments and the ability to broadcast live auctions. Ritchie Bros.
has established a track record for implementing newly developed technologies to augment and improve its auction process and the Company plans to take advantage of additional technologies as they become available.

OPERATIONS

     Ritchie Bros. auctions are conducted by employees based at the Company's offices in North America, Europe, Asia, Australia and the Middle East. In 1998, approximately 75% of the Company's auctions were held at permanent auction sites or regional auction units. The remaining 25% were "off-site" auctions,

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typically held on leased or consignor-owned land. The decision of whether to hold a particular auction at a Ritchie Bros. site or at an off-site location is driven by the nature, amount and location of the equipment to be sold.

     The Company holds over 100 auctions a year in locations around the world. A
Ritchie Bros. auction typically brings together more than 1,000 buyers and sellers from multiple regions. In 1998, the average Ritchie Bros. auction attracted 1,036 bidders who bid on 973 lots selling for an average of $10,500 per lot and a total of $10.2 million per auction. Every Ritchie Bros. auction, regardless of location, is conducted in a consistent manner so that bidders from one country are comfortable attending an auction in another country.

     In 1994, the Company developed a specialized auction site design as a model for its permanent sites. To date, this model has been used to construct sites in Fort Worth, Texas; Olympia, Washington; Atlanta, Georgia; Toronto, Ontario;
Brisbane, Australia and Rotterdam, The Netherlands. Similar facilities are at various stages of development in Morris (near Chicago), Illinois; Perris (near
Los Angeles), California and Montreal, Quebec. The main building on each site is approximately 25,000 square feet including offices, covered theatre style seating for approximately 900 bidders, an auction display area, space for bidder registration, catering and restrooms, and meeting areas for representatives from transportation companies, finance companies and customs brokers.

     Management believes that Ritchie Bros.' auctions generally draw a larger number of bidders than other industrial equipment auctions. The larger bidder audience at a Ritchie Bros. auction attracts potential consignors who reason that a large international audience of bidders competing for the same items will result in world market prices being achieved, thereby maximizing the proceeds on the sale of their equipment. Greater volume and selection of consigned equipment at an auction, in turn, attracts more bidders to the auction in a process that is self-reinforcing. The following are some of the key elements of Ritchie
Bros.' auction process:

     Attracting the Bidders. The Company's customer information database contains comprehensive and detailed information regarding potential bidders that, in the view of management, significantly enhances the Company's ability to effectively market its auction services. This proprietary database contains information on over 250,000 active customers from over 160 countries including each customer's auction attendance, trade association memberships, buying and travel habits and sales tax and banking information. This database allows the Company to identify which customers might be interested in the equipment being sold at a particular auction. Prior to each auction, an average of 50,000 strategically selected customers receive full-color auction brochures for that particular auction. In conjunction with this direct mail campaign, the Company conducts targeted regional and industry-specific advertising and marketing campaigns. In addition, information about all of the consigned equipment is posted on the Ritchie Bros. web site where potential bidders can review the information using customized search engines.

     Management believes that assembling a wide selection of equipment displayed in a central location is a critical element of a successful auction of used equipment. The Company's carefully planned layout of the auction yard enables bidders to evaluate and compare the equipment. Easy access to the equipment, repair records and other relevant information allows bidders to determine the fair value of the equipment and bid with confidence.

     During 1998, Ritchie Bros. registered over 109,000 bidders, ranging from small contractors and owner-operators to Fortune 100 companies and government agencies. Of these bidders, 32% purchased one or more items. During this period, no one buyer accounted for more than 1% of gross auction sales, and the top 10 represented less than 4% of gross auction sales.

     Attracting the Equipment. The Company solicits equipment consignments of any magnitude, ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. While the majority of the Company's gross auction sales comes from items that sell for less than $100,000, the Company also sells items with values exceeding $500,000. For consignors, Ritchie Bros.' comprehensive services typically begin with an

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equipment appraisal that gives the prospective consignor a reliable and credible estimate of the value of the appraised equipment.

     Ritchie Bros.' willingness to take consignment of a customer's full equipment fleet (and all ancillary assets, including inventories, parts, tools, attachments and construction materials), rather than only the most desirable items, is another important service offered by Ritchie Bros. to the consignor.

     During 1998, Ritchie Bros. sold equipment for over 14,000 consignors.
During this period, no one consignor accounted for more than 2% of gross auction sales, and the top 10 represented less than 10% of gross auction sales.

     Attractive Contract Options. Ritchie Bros. offers consignors several contract options to meet their individual needs. These can include a straight commission contract whereby the seller receives the gross proceeds on the sale minus an agreed commission rate, as well as alternate arrangements including guaranteed proceeds or an outright purchase of the equipment.

          Straight Commission.  Under a straight commission consignment, Ritchie
     Bros. earns a commission based on the auction sale price of the equipment.
     The commission rate is negotiated on a consignor-by-consignor basis.
     Straight commission consignments typically represent approximately two-thirds of the Company's gross auction sales (67% in 1998).

          Gross Guarantee.  Under this type of consignment, Ritchie Bros.
     guarantees the consignor a minimum level of gross sale proceeds, regardless of the actual results of the auction. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of any proceeds in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company would not earn its full commission or, if sufficiently lower, the Company would incur a loss.

          Outright Purchase.  Under the outright purchase method, Ritchie Bros.
     purchases the equipment from the consignor and then auctions the equipment as principal.

     Ritchie Bros.' commission structure reflects the degree of risk assumed by the Company with respect to the equipment being sold. In general, lower commissions are charged for straight commission sales than for gross guarantee sales. In the case of outright purchases, pricing takes into account the risk of ownership that is assumed by the Company. Management believes that the Company's ability to offer these alternatives is a significant competitive advantage that helps the Company promote the unreserved auction method of buying and selling used equipment and, in particular, the use of Ritchie Bros. auctions.

     Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment and upon receipt of a security interest in the equipment to secure the obligation.

     Value-Added Services. Ritchie Bros. provides a wide array of services to make the auction process convenient for buyers and sellers of equipment:

     - Ritchie Bros. personnel perform extensive title searches on the equipment consigned and the Company warrants free and clear title on each piece of equipment that it sells.

     - Equipment being offered at the auction is available for inspection by prospective buyers or their representatives prior to the auction and service records are made available for inspection. Where possible, prospective buyers are put in touch with the consignors so that bidders can conduct their own investigations before bidding.

     - Regular customers are invited to become "Express Bidders" and thereby benefit from expedited check-in procedures. Additional privileges are extended to the Company's largest customers.

     -  To assist bidders with their prospective purchases, Ritchie Bros.
        arranges for representatives of finance companies, transportation companies, customs brokerages and other service providers to be present at the auction site.

                                      1-11

     - Where relevant, translation services are provided and in some cases, the auctioneer's current "ask" number is displayed on large screens (in multiple currencies, if necessary).

     - A reception is typically held on the evening before the auction to give customers a chance to network among themselves and meet various Company representatives.

     - The Company contracts with selected painters and other trade service providers at each of its auction sites and often provides facilities for on-site cleaning and refurbishment of equipment.

     - Ritchie Bros. handles all marketing, the collection and disbursement of auction proceeds and the coordination of payments to lienholders.

     - The Company arranges for on-site catering, public telephones and other services.

MARKETING AND SALES

     Since the IPO, Ritchie Bros.' marketing and sales force has grown from 124 regional and territory managers to 157, including additions related to the Forke Acquisition. These representatives are deployed by geographic region around the world. Each territory manager is primarily responsible for the development of customer relationships and solicitation of consignments in the manager's region. Each territory manager is also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of the Company's employees is paid a commission. Territory managers, and all other Ritchie Bros. employees, are compensated by a combination of base salary and performance bonus.

     In support of Ritchie Bros. territory managers, the Company follows a dual marketing strategy, promoting both Ritchie Bros. and the auction industry in general, and marketing specific auctions. The dual strategy is designed to attract both consignors and bidders. These advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. The Company also participates in international, national and local trade associations. The auction specific advertising consists of the production and mailing of full color pictorial auction brochures to a targeted selection from the Company's proprietary database of over 250,000 active customers. Trade journal, newspaper, radio and television advertising augment the effort. In addition, the Company's website is updated daily by the addition of major items committed that day to upcoming auctions, and gives customers access to auction brochures, catalogs and other marketing materials.

     In addition to regional marketing through its territory managers, the Company markets through its national accounts team to large national customers, typically consisting of major equipment owners (such as rental companies), manufacturers or finance companies who have recurring, large scale equipment disposition requirements in various regions and countries and can therefore benefit from Ritchie Bros.' international network of auction sites.

     Building strong name recognition throughout its target markets is an important part of the Company's marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Ritchie Bros. corporate name and logo through consistent design elements in its advertising, signage, facilities and employee uniforms.

COMPETITION

     Both the international used equipment market and the auction segment of that market are highly fragmented. The Company competes for potential consignors with other auction companies and with equipment dealers (both franchised and independent) and brokers. When competing for potential purchasers of equipment, the Company competes against other auction companies, equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies.

     The Company believes that the principal competitive factors in the industrial equipment market are reputation, customer service, commission pricing and structure, and the ability to deliver the highest net return to the equipment seller.

                                      1-12

     While Ritchie Bros. is significantly larger than its largest auction competitor, some of the equipment dealers that compete against the Company have significantly greater financial and marketing resources and name recognition than the Company.

FACILITIES

     Ritchie Bros.' head office is located in Vancouver, Canada. The Company also owns an office building in Lincoln, Nebraska which was acquired in connection with the Forke Acquisition and which now serves as the Company's main administrative office for U.S. operations.

     With respect to auction sites, the Company attempts to establish sites in industrial areas close to major cities. Although the Company leases some temporary auction sites, the Company prefers to purchase land and construct purpose-built facilities once it has determined that a region can generate sufficient gross auction sales. Permanent sites generally range in size from 20 to 60 acres. The following table lists Ritchie Bros.' existing permanent sites, sites expected to be acquired in connection with the Forke Acquisition and sites under development:

                                      YEAR PLACED
                                       IN SERVICE       SIZE
LOCATION                            BY RITCHIE BROS.   (ACRES)   STATUS
--------                            ----------------   -------   ------
United States
  Atlanta, Georgia................  1996.....            40
  Denver, Colorado................  1985.....            39
  Fort Worth, Texas...............  1994.....            60
  Houston, Texas..................  1993.....            25
  Minneapolis, Minnesota..........       1991            29
  Olympia, Washington.............       1994            26
  Phoenix, Arizona................       1987             9
  Tampa, Florida..................       1995            48      To be replaced by Ocala site being
                                                                 acquired in connection with the
                                                                 Forke Acquisition
Canada
  Edmonton, Alberta...............       1976            25
  Halifax, Nova Scotia............       1997            26
  Prince George, British                                 32
     Columbia.....................       1980
  Toronto, Ontario................       1998            65
  Vancouver, British Columbia.....       1979             8
Other
  Brisbane, Australia.............       1999            42      First auction: April 20, 1999
  Rotterdam, The Netherlands......       1999            53      First auction: June 16, 1999
Sites to be Acquired in Connection with the Forke Acquisition
  Albuquerque, New Mexico*........                       16
  Fort Worth, Texas*..............                       27      Not expected to be used for
                                                                 auctions
  Ocala, Florida*.................                       64      Will replace existing site in
                                                                 Tampa
  Statesville, North Carolina*....                       40
Sites under Development
  Morris, Illinois................                       60      Expected completion: Q4 1999
  Perris, California..............                       66      Expected completion: Q4 1999
  Montreal, Quebec................                       60      Expected completion: Q2 2000

---------------

* acquisition is dependent on satisfactory completion of customary due diligence

                                      1-13

     Certain of these properties are subject to encumbrances granted as security for term loans of the Company.

     Following the acquisition of sites in connection with the Forke Acquisition (noted above *) and the opening of a permanent auction site in Rotterdam (which is replacing an existing regional auction unit), the Company expects to be operating 17 permanent auction sites and five regional auction units. The regional auction units, which have been conducting recurring auctions, typically on premises that are leased on a short-term basis, are located in Baltimore, Maryland; Chicago, Illinois; Riverside, California; Montreal, Quebec; and Toluca, Mexico.

EMPLOYEES

     The Company had 369 full-time employees at December 31, 1998. At May 20, 1999, the Company had 420 full-time employees, including 42 employees who have joined the Company in connection with the Forke Acquisition. The Company also employs approximately 300 employees on a recurring temporary basis in connection with its auctions. The Company expects to increase its customer service and auction yard employees as it expands its operations. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS

     In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, the Company is subject to various local zoning requirements with regard to the location of its auction sites, which vary from location to location.

     Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its site acquisitions, including the properties related to the Forke Acquisition, the Company obtains Phase I environmental assessment reports prepared by independent environmental consultants. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

     The Company believes that it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business, and that compliance with such laws, rules, regulations and requirements do not impose a material impediment on the Company's ability to conduct its business.

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

                                      1-14

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (included elsewhere in this Annual Information Form) and the Company's audited financial statements for the year ended December 31, 1998. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31. All dollar amounts in the table are in thousands, except per share data.

FIVE YEAR SUMMARY

                                                                  EIGHT
                                           YEAR ENDED             MONTHS
                                          DECEMBER 31,            ENDED                  FISCAL YEAR ENDED APRIL 30,
                                    ------------------------   DECEMBER 31,   -------------------------------------------------
                                       1998        1997(1)       1997(1)       1997(1)      1996(1)      1995(1)      1994(1)
                                    ----------   -----------   ------------   ----------   ----------   ----------   ----------
                                                 (UNAUDITED)
INCOME STATEMENT DATA:
Auction revenues..................  $   94,899   $   85,009     $   60,034    $   72,186   $   65,306   $   51,326   $   50,066
Direct expenses...................     (16,010)     (17,351)       (13,041)      (13,908)     (13,138)     (12,979)     (11,925)
                                    ----------   ----------     ----------    ----------   ----------   ----------   ----------
                                        78,889       67,658         46,993        58,278       52,168       38,347       38,141
Depreciation......................      (2,752)      (2,548)        (1,540)       (2,014)      (1,820)      (1,708)      (1,327)
General and administrative
  expense.........................     (39,315)     (37,724)       (27,414)      (31,099)     (26,848)     (24,628)     (20,801)
Employee equity participation
  expense(2)......................          --      (10,346)       (10,346)           --           --           --           --
                                    ----------   ----------     ----------    ----------   ----------   ----------   ----------
Income from operations............      36,822       17,040          7,693        25,165       23,500       12,011       16,013
Interest expense..................      (1,569)      (2,034)        (1,380)       (1,081)      (1,104)      (1,274)        (611)
Other income......................       3,251          754            576           917        1,179          677        1,336
                                    ----------   ----------     ----------    ----------   ----------   ----------   ----------
Income before income taxes........      38,504       15,760          6,889        25,001       23,575       11,414       16,738
Income taxes......................     (13,670)      (7,438)        (4,491)       (5,992)      (4,428)      (2,975)      (2,456)
                                    ----------   ----------     ----------    ----------   ----------   ----------   ----------
Net income........................  $   24,834   $    8,322     $    2,398    $   19,009   $   19,147   $    8,439   $   14,282
                                    ==========   ==========     ==========    ==========   ==========   ==========   ==========
Net income per share
  -- basic........................  $     1.56   $     0.65     $     0.19    $     1.49   $     1.51   $     0.66   $     1.12
  -- diluted......................        1.54         0.64           0.18          1.49         1.51         0.66         1.12
US GAAP -- Net income(3)..........  $   24,814   $    6,969     $    1,045    $   19,009   $   19,147   $    8,439   $   14,282
                                    ==========   ==========     ==========    ==========   ==========   ==========   ==========
US GAAP -- Net income per share
  -- basic........................  $     1.56   $     0.54     $     0.08    $     1.49   $     1.51   $     0.66   $     1.12
  -- diluted......................        1.54         0.54           0.08          1.49         1.51         0.66         1.12
Weighted average number of shares
  outstanding(4)
  -- basic........................  15,918,214   12,877,777     12,958,753    12,715,667   12,715,667   12,715,667   12,715,667
  -- diluted......................  16,116,242   12,933,701     13,042,069    12,715,667   12,715,667   12,715,667   12,715,667
BALANCE SHEET DATA (END OF
  PERIOD):
Working capital (including
  cash)...........................  $   49,149   $    3,322     $    3,322    $   39,707   $   33,132   $   21,822   $   23,900
Total assets......................     152,593       70,460         70,460       142,858      150,969       98,621       87,802
Long term debt....................       8,768        4,623          4,623         5,755        6,547        6,985        7,282
Total shareholders' equity........     104,172       25,706         25,706        59,325       48,801       37,718       35,449
SELECTED OPERATING DATA:
Gross auction sales (5)...........  $1,087,800   $  946,415     $  681,425    $  792,865   $  752,735   $  634,058   $  567,506
Auction revenues as percentage of
  gross auction sales.............        8.72%        8.98%          8.81%         9.10%        8.68%        8.09%        8.82%
Number of consignors..............      14,432       13,636          9,985        12,088       10,744       10,460        8,650
Number of buyers..................      34,613       33,340         23,917        30,630       27,837       27,401       25,812
Number of permanent auction sites
  (end of period).................          13           13             13            13           12           11           10

                                      1-15

(1) For all pre-1998 periods presented, the majority of the Company's business operations was conducted by predecessor entities that were partnerships. Consequently, many financial statement items for or in these prior periods are not comparable with post-1997 results. In particular, the pre-1998 balances of the following line items are not meaningful for comparative purposes: general and administrative expense, income from operations, income before income taxes, income taxes, net income and net income per share.

(2) Non-recurring employee equity participation expense for the periods ended December 31, 1997 reflects grants to employees of options to purchase 196,333 Common Shares with an exercise price of $0.10 per share, and issuances to other employees of 497,999 Common Shares at the price of $0.10 per share. These option grants and Common Share issuances were made prior to the IPO.

(3) Net income under US GAAP for the periods ended December 31, 1997 reflects restructuring expenses and taxes of $1.4 million incurred in connection with a corporate reorganization (these expenses are reflected under Canadian GAAP as reductions to shareholders' equity in the Company's consolidated financial statements).

(4) Weighted average number of shares outstanding for all periods has been calculated after giving retroactive effect to the 12,715,667 Common Shares issued in connection with a corporate reorganization that was completed in 1997 as if those Common Shares had been issued at the beginning of the earliest period presented.

(5) Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros.' auctions. Gross auction sales are key to understanding the financial results of the Company, since the amount of revenues and, to a lesser extent, certain expenses, are dependent upon them.

SEGMENTED INFORMATION

     The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment. In 1998, auction revenues derived from auction sales in the United States represented 52.4% of the Company's total auction revenues.

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                                  UNITED STATES    CANADA      OTHER     COMBINED
                                                  -------------    -------    -------    --------
                                                           (DOLLAR AMOUNTS IN THOUSANDS)
Year ended December 31, 1998
  Auction revenues..............................     $49,747       $16,105    $29,047    $ 94,899
  Identifiable assets...........................      73,045        21,850     57,698     152,593
Year ended December 31, 1997 (Unaudited)
  Auction revenues..............................      44,615        16,095     24,299      85,009
  Identifiable assets...........................      53,441         2,357     14,662      70,460
Eight months ended December 31, 1997
  Auction revenues..............................      32,254        13,664     14,116      60,034
  Identifiable assets...........................      53,441         2,357     14,662      70,460
Year ended April 30, 1997
  Auction revenues..............................      36,845        16,910     18,431      72,186
  Identifiable assets...........................      82,045        27,650     33,163     142,858

                                      1-16

QUARTERLY SUMMARY (UNAUDITED)
(dollar amounts in thousands, except per share data)

                                                                                NET INCOME
                                                                                 PER SHARE
                                       GROSS AUCTION   AUCTION                ---------------
PERIOD                                     SALES       REVENUE   NET INCOME   BASIC   DILUTED
------                                 -------------   -------   ----------   -----   -------
1998
1st quarter..........................   $  227,637     $21,229    $ 3,377     $0.24    $0.24
2nd quarter..........................      339,219     29,188       8,492      0.51     0.51
3rd quarter(1).......................      183,633     13,869       2,004      0.12     0.12
4th quarter..........................      337,311     30,613      10,961      0.66     0.65
                                        ----------     -------    -------     -----    -----
                                        $1,087,800     $94,899    $24,834     $1.56(2)  $1.54(2)
                                        ==========     =======    =======     =====    =====
1997(3)
1st quarter..........................   $  146,915     $13,710
2nd quarter..........................      329,700     30,525
3rd quarter..........................      163,455     15,629
4th quarter..........................      306,345     25,145
                                        ----------     -------
                                        $  946,415     $85,009
                                        ==========     =======

---------------

(1) Net income for the third quarter of 1998 includes non-recurring income of $1.2 million or $0.07 per share.

(2) Net income per share on a full year basis does not equal the sum of the quarterly amounts because the number of Common Shares outstanding changed significantly in March 1998 when the Company completed its IPO.

(3) Represents calendar quarters in the unaudited twelve-month period ended December 31, 1997. Net income and net income per share amounts for the twelve-month period ended December 31, 1997 are not meaningful for comparative purposes (see "Management's Discussion and Analysis of Financial Condition and Results of Operations").

                                DIVIDEND POLICY

     The declaration and payment of dividends on the Common Shares will be subject to the discretion of the Board of Directors and the retention of sufficient cash to fund the Company's growth initiatives. Because Ritchie Bros. is a holding company with no material assets other than the shares of its subsidiaries, its ability to pay dividends on the Common Shares is dependent on the income and cash flow of its subsidiaries. No financing agreements to which the subsidiaries of Ritchie Bros. are party currently restrict those subsidiaries from paying dividends to Ritchie Bros. The Company has not declared or paid any dividends on the Common Shares since its IPO.

                                      1-17

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following is substantially as was included in the Company's 1998 Annual Report which was published and distributed to the Company's shareholders on March 31, 1999. Certain statements made in this section relating to the Forke Acquisition have been updated from statements included in the Annual Report and certain other statements are superceded by statements contained elsewhere in this Annual Information Form.

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the year ended December 31, 1998 compared to the twelve months ended December 31, 1997. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 9 to the consolidated financial statements, results in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31. The financial results for the year ended December 31, 1998 represent the first full fiscal year on the basis of the Company's new reporting year. The financial results for the transition period from May 1, 1997 to December 31, 1997 are also reported in the consolidated financial statements. Results for the transition period are not necessarily indicative of operations for a full year.

     For comparative information purposes, unaudited consolidated statements of income and cash flows prepared by management are presented for the twelve-month period ended December 31, 1997. Such information reflects all adjustments that are, in the opinion of management, necessary to reflect a fair presentation of the results of operations for such period. The discussion that follows compares the audited results for the year ended December 31, 1998 to the unaudited results for the twelve months ended December 31, 1997. The Company believes that this approach provides readers with the most meaningful information.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through over 50 locations, including 13 permanent auction sites and 8 regional auction units, in 14 countries in North America, Europe, Asia, Australia and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth

                                      1-18
calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters.

     The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period to period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Income taxes reported in periods prior to the completion of a corporate reorganization in December 1997 are not indicative of taxes that would normally be incurred on reported income. Prior to the reorganization, the majority of Ritchie Bros.' business operations was carried on by predecessor entities to the Company that were partnerships.

     Consequently, most of the income of the predecessor partnerships was included for income tax purposes in the income of the partner entities, many of which were not predecessor entities to the Company. As a result of the reorganization, the Company is subject to income taxation in all relevant jurisdictions.

     Prior to the reorganization the Company's general and administrative expense fluctuated significantly from period to period, primarily as a result of the amount and timing of profit distributions paid as bonuses to certain of the beneficial owners of the Company's predecessor entities. During this period, certain other beneficial owners were remunerated through profit distributions that did not result in charges against the Company's income. The differences in timing, magnitude and characterization of remuneration affect the comparability of general and administrative expense between 1997 and 1998.

     On April 1, 1999, Ritchie Bros. acquired the auction business of Forke, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates through over 50 locations throughout North America, Europe, Asia, Australia and the Middle East, Forke operated primarily in the United States. Forke had been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States. In related transactions, the Company has acquired an office building in Nebraska and has entered into agreements to acquire four permanent auction sites in Florida, North Carolina, Texas and New Mexico, subject to satisfactory completion of customary due diligence. The Company did not acquire Forke's equipment finance business. To acquire Forke's auction business, the Company paid cash of $25 million, issued 100,000 common shares of the Company, and granted warrants to acquire 400,000 common shares of the Company at an exercise price of $26.69 per share. To acquire the four permanent auction sites and the office building referred to above, and certain other tangible assets, the Company has agreed to pay $12.4 million. The Company is financing these transactions substantially with a term loan facility. The Company expects that the Forke transaction will give rise to incremental operating costs commencing April 1, 1999. Incremental gross auction sales and auction revenues are not expected to commence until July 1999. These incremental amounts are expected to be material, but the actual amounts are unknown as they will be dependent, in part, on the productivity of the new employees.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

                                      1-19

RESULTS OF OPERATIONS

  AUCTION REVENUES

     Auction revenues of $94.9 million for the year ended December 31, 1998 increased by $9.9 million, or 11.6%, from the twelve months ended December 31, 1997 due to increased gross auction sales, partially offset by a marginally lower average percentage of auction revenues earned by the Company on gross auction sales. Gross auction sales of $1.088 billion for the year ended December 31, 1998 increased by $141.3 million, or 14.9%, from the prior period, primarily as a result of increased gross auction sales in the United States and Europe. Results for 1998 included significant gross auction sales for certain auctions held by the Company in Rotterdam, The Netherlands, Fort Worth, Texas, and Dubai, the United Arab Emirates. Auction revenues as a percentage of gross auction sales have averaged 8.80% on a long-term basis. In 1998, the auction revenue rate of 8.72% was fractionally lower than the long-term average and lower than the 8.98% rate experienced in 1997. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

  DIRECT EXPENSES

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site, and advertising costs specifically related to the auction. Direct expenses decreased by $1.3 million to $16.0 million for the year ended December 31, 1998 compared to the prior period. As a percentage of gross auction sales, direct expenses were 1.47% for the year ending December 31, 1998, lower than the 1.83% experienced during 1997. This decrease was primarily a result of fewer but larger auctions being held in 1998 as compared to 1997 and the related expense efficiencies arising from conducting large auctions. As a percentage of gross auction sales, direct expenses incurred in both periods were lower than the Company's long-term average of 1.90%. This difference is a result of relatively more large auctions being held by the Company during both 1998 and 1997 than in other prior periods. The Company anticipates that it will continue to hold these large auctions and that direct expenses as a percentage of gross auction sales will, in future periods, be lower than the average that the Company has experienced over the last several years.

  DEPRECIATION EXPENSE

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. In the year ending December 31, 1998, depreciation increased marginally from 1997, due to an increase in depreciable fixed assets. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

  GENERAL AND ADMINISTRATIVE EXPENSE

     General and administrative expense ("G&A") includes employee expenses, such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 1998, the Company incurred G&A of $39.3 million. Management does not consider G&A of $37.7 million in 1997 to be meaningful as a comparable number since the expenses incurred in 1997 reflect results prior to the reorganization and, as a result, certain components are not comparable on a period to period basis with the expenses incurred in 1998. See "-- Overview". Management anticipates that G&A will increase in the future due to an increased level of administrative infrastructure to support expansion of the Company's operations.

  EMPLOYEE EQUITY PARTICIPATION EXPENSE

     Employee equity participation expense of $10.3 million incurred in the twelve months ended December 31, 1997 related to the issuance of shares and options to employees of the Company on a
                                      1-20
discounted basis pursuant to the Employee Equity Participation Program described in note 5 to the consolidated financial statements. In 1998, no such discounted shares or options were issued and management does not anticipate further issuances of shares or grants of options under the Employee Equity Participation Program.

  INCOME FROM OPERATIONS

     Income from operations was $36.8 million in the year ended December 31, 1998. Management does not consider the 1997 results to be meaningful as a comparable number because certain components of G&A are not comparable on a period to period basis, and because of the effect of the employee equity participation expense in 1997.

  INTEREST EXPENSE

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 1998 decreased $0.4 million to $1.6 million, compared to $2.0 million incurred in the twelve months ended December 31, 1997. Management plans to partially finance the acquisition of additional permanent auction sites and the Forke assets by incurring debt, which should result in an increase in interest expense in the future.

  OTHER INCOME

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the year ended December 31, 1998 of $3.3 million increased by $2.5 million from 1997 due primarily to $1.8 million of non-recurring income ($1.2 million after giving effect to income tax) during 1998. This non-recurring income was generated primarily as a result of a gain on the disposal of a permanent auction site that has been replaced with a new facility. The balance of the increase resulted primarily from increased appraisal revenues and the recovery of miscellaneous prior period charges.

  INCOME TAXES

     Income taxes of $13.7 million for the year ended December 31, 1998 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective rate of tax on net income for 1998 of 35.5% is marginally lower than the rate the Company would normally expect for subsequent years because, during 1998, the Company earned a slightly higher than usual percentage of its income in lower tax rate jurisdictions. Income taxes for the twelve months ended December 31, 1997 are not meaningful as a comparable number because of the non-comparability of net income before tax and, since prior to the reorganization, many of the predecessor entities to the Company were partnerships not subject to corporate income taxation. See "-- Overview".

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At December 31, 1998 and December 31, 1997, working capital was $49.1 million and $3.3 million respectively. The increase in working capital of $45.8 million resulted primarily from the receipt of proceeds from the Company's initial public offering in March 1998 of approximately $51.6 million, and from net income earned during the year ended December 31, 1998. This increase was partially offset by capital expenditures incurred by the Company during the period.

     Net capital expenditures by the Company during the year ended December 31, 1998 were $37.1 million as compared to $5.1 million for the twelve months ended December 31, 1997. In 1998, the Company acquired

                                      1-21
land for use as permanent auction sites and incurred site development costs in the United States, Canada, Australia and Europe.

     The Company is continuing with its plan to add additional permanent auction sites around the world and is presently in various stages of commitments to acquire land for development in the United States and Canada.

     The Company has completed negotiations of credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations exceeding $95.0 million and to credit lines for funding property acquisitions exceeding $40.0 million. Of these credit lines, at December 31, 1998, the Company had no bank debt relating to operations, and bank debt related to property acquisitions totaled $9.6 million.

YEAR 2000 COMPLIANCE

     The Company relies on computer systems and software to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. The Company initiated its "Year 2000" compliance efforts in 1997. Management believes that only minor modifications remain to be completed to make its systems Year 2000 compliant and that related costs incurred to date have not, and estimated future costs will not, have a material impact on the Company's business, financial condition, or results of operations.

     The most reasonable likely worst case Year 2000 scenario would involve the failure of one or more of the Company's key suppliers to become Year 2000 compliant. In such a scenario, the Company's ability to adequately advertise its auctions and account for receipts and payments as efficiently as it does at present could be negatively affected.

     The Company is presently developing contingency plans in the event of the Company's or its key suppliers' failure to achieve full Year 2000 compliance and management anticipates these will be completed prior to June 1999. The plan includes identifying alternate organizations that may act as replacements for those with which the Company presently conducts business and which may not achieve full Year 2000 compliance, including one or more of its lenders, marketing service suppliers, or external software providers. The plan also includes development of internal back-up systems and identification of available replacement resources to restore operations to present levels in the event of Year 2000 non-compliance. Failure by the Company or any of its key suppliers to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Information Form contain forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, the anticipated acquisition of Forke assets, financing available to the Company, and the future-oriented comments contained throughout this Annual Information Form. Words such as "expects", "intends", "plans", "believes", "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results or financial conditions; potential delays in construction or development of auction sites; actions of competitors; the possibility that the Forke acquisition will not be completed; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to
                                      1-22
transport equipment between jurisdictions; and other risks and uncertainties as detailed in the Company's Rule 424(b) Prospectus dated March 9, 1998. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "RBA". The NYSE is the principal market for the Common Shares.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

                                                                                           DIRECTOR
NAME AND MUNICIPALITY OF RESIDENCE        PRINCIPAL OCCUPATION                              SINCE
----------------------------------        --------------------                             --------
DAVID E. RITCHIE......................    Chief Executive Officer of the Company             1997
Leduc, Alberta
C. RUSSELL CMOLIK(2)..................    President and Chief Operating Officer of the       1997
Surrey, British Columbia                  Company
PETER J. BLAKE(1).....................    Vice President - Finance and Chief Financial       1997
Vancouver, British Columbia               Officer of the Company
CHARLES E. CROFT(1)(2)................    President and Director of Falcon Pacific           1998
Salt Spring, British Columbia             Financial Corp. and its subsidiaries
G. EDWARD MOUL(1)(2)..................    Director and officer of The McEmcy Company of      1998
West Vancouver, British Columbia          Canada Ltd., Peace Portal Properties Ltd. and
                                          certain other private real estate holding
                                          companies

---------------

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve until the next annual general meeting or until his successor is elected or appointed.

OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE         POSITION WITH THE COMPANY
----------------------------------         -------------------------
DAVID E. RITCHIE.......................    Chief Executive Officer
Leduc, Alberta
C. RUSSELL CMOLIK......................    President and Chief Operating Officer
Surrey, British Columbia
PETER J. BLAKE.........................    Vice President - Finance and Chief Financial Officer
Vancouver, British Columbia
JOHN T. WILD...........................    Vice President - Administration
Surrey, British Columbia
ROBERT J. CARSWELL.....................    Vice President/Senior Valuations Analyst
Langley, British Columbia

                                      1-23

NAME AND MUNICIPALITY OF RESIDENCE         POSITION WITH THE COMPANY
----------------------------------         -------------------------
FRANK S. MCFADDEN......................    Vice President/Senior Valuations Analyst
Surrey, British Columbia
DONALD F. CHALMERS.....................    Vice President - Western Canada and Prairie Divisions
Sherwood Park, Alberta
MARVIN R. CHANTLER.....................    Vice President - Eastern Canada and Great Lakes
Loretto, Ontario                           Divisions
SYLVAIN M. TOUCHETTE...................    Vice President - Quebec Division
Carignan, Quebec
ROGER W. RUMMEL........................    Vice President - Northwest, Southwest and Mexico
Phoenix, Arizona                           Divisions
KENNETH D. ASBURY......................    Vice President - Central and North Central Divisions
Arvada, Colorado
EDWARD H. BANSER.......................    Vice President - South Central Division
Fort Worth, Texas
MICHAEL J. RITCHIE.....................    Vice President - Northeast Division
Annapolis, Maryland
MARTIN E. POPE.........................    Vice President - Southeast Division
Newnan, Georgia
ROBERT K. MACKAY.......................    Vice President - Asia Pacific Division
Delta, British Columbia
ROBERT K. WHITSIT......................    Vice President - US Operations
Lincoln, Nebraska
C. DENIS PREVOST.......................    Vice President - National Accounts
Surrey, British Columbia
ROBERT L. BRAWLEY......................    Vice President
Aurora, Colorado
RANDALL J. WALL........................    Managing Director - Europe and Middle East Divisions
Braaschaat, Belgium
GARY CAUFIELD..........................    Senior Manager - Special Projects
Coquitlam, British Columbia
HELEN MENGES...........................    Manager - Search Department
Vancouver, British Columbia
ROBERT S. ARMSTRONG....................    Manager - Finance and Corporate Relations, Corporate
New Westminster, British Columbia          Secretary
ROBERT MCLEOD..........................    Manager - Finance and Administration, US Operations
Vancouver, British Columbia
DEBORA JOHNSON.........................    Controller - Canadian Operations
Surrey, British Columbia
ERROL OLSEN............................    Controller - US Operations
North Vancouver, British Columbia

     As of April 30, 1999, the directors and senior officers (the senior officers are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Secretary) of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 42.8% of the outstanding Common Shares of the Company.

                                      1-24

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
          (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, 9200 Bridgeport Road, Richmond, British Columbia, V6X 1S1 (telephone number: (604) 273-7564).

                                      1-25